

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

Via E-mail
Rory O'Dare
President
Cheval Resources Corporation
3211 Ocean Drive
Vero Beach, FL 32963

> **Re:** **Cheval Resources Corporation**
> **Registration Statement on Form S-1/A**
> **Filed May 24, 2011**
> **File No. 333-172954**

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. Please revise throughout to consistently characterize the offering termination date. In this regard your prospectus cover page measures the termination date by reference to the effective date while disclosure on page five refers to the prospectus date. As you may have different prospectus dates during the course of the offering, please revise your disclosure to conform to your cover page.

2. We note your response to prior comment two from our letter dated May 11, 2011. Please revise to include similar disclosure in your Summary.

3. The cover page indicates that the resale offering will commence only after the minimum is sold in the company offering. However, some of your new disclosures appear to indicate otherwise. For example, we note,

    - "The Company shall have the right, in its sole discretion, to extend the initial offering period (and the resale offering period) an additional 180 days."

    - "The proceeds from any sale by the selling shareholder will also be held in escrow but will not count towards computation of the minimum offering."

    - "The resale offering cannot extend beyond this 360 day period maximum."

    - "The resale offering will be conducted for a maximum of 360 days."

    Please revise to fully disclose the terms of the resale offering, including the commencement and ending dates.

4. If the resale offering will run concurrently with the company offering, please disclose and explain. Also, disclose the procedures you will follow in determining when offers and sales will be made in each offering and how investors will know the offering in which they are purchasing securities. Please disclose how the registrant and selling shareholder will resolve conflicts of interest in the conduct of the offerings.

5. The current disclosure says that monies should be payable to the escrow agent for the benefit of Cheval Resources Corp. This disclosure does not appear to address sales in the resale offering. Further, the prospectus does not disclose the procedures that apply to the resale offering with regard to how funds and securities are placed into escrow and by whom. Please revise as appropriate.

6. Please explain how the escrow agent will hold securities and funds from the primary offering and securities and funds from the resale offering. For example, will the escrow agent maintain separate escrow accounts? If not, please explain the procedures that the escrow agent will follow.

Summary, page 3

7. The first sentence under "The Offering" discloses that the registrant is offering securities in the resale offering. Please revise this and similar disclosure as appropriate.

Capitalization, page 7

8. We note your revisions to the capitalization table in response to comment three of our letter dated May 11, 2011. We further note that the amounts in the minimum and maximum offering columns for common stock, additional paid-in capital, and

accumulated deficit do not equal the total stockholder's equity of $90,000 (minimum offering) and $4,500,000 (maximum offering). Please revise the additional paid-in capital line item, as necessary.

Use of Proceeds, page 14

9.   We note your statement on page 14 that the $50,000 to $90,000 search and negotiation costs will be borne by Mr. O'Dare. Please revise to indicate whether any formal agreement exists for him to cover these expenses. If not, please advise us of the basis for the statement. Also, revise to indicate whether the expenses will be reimbursable by you or a target.

Dilution, page 15

10.   We note your disclosure that the purchasers of common stock in this offering will incur an immediate and substantial dilution of approximately $0.0800 per share under the maximum offering. Based on the table below, it appears that the dilution per share to new investors will be $0.3601 instead of $0.0800. Please revise as necessary.

Certain Relationships and Related Transactions, page 33

11.   Please update your disclosure to address Mr. O'Dare's involvement with Mobad Service Corporation, including how he will allocate his time and efforts between this company and yours. For additional information, please see prior comment 37 from our letter dated April 12, 2011.

Exhibits

Exhibit 10.1

12.   We note your response to prior comment 12 and reissue. We continue to note terms which appear inconsistent with Rule 419, the revised prospectus and your comment letter responses. Without limiting the generality of the foregoing, we note references in various clauses to shares sold "whether or not for cash consideration." Please revise as appropriate.

Exhibit 23.1

13.   Please provide an updated consent from your independent registered accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director